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Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 18- 2011

August 9, 2011
FOR IMMEDIATE RELEASE

AURIZON REPORTS DISCOVERY OF NEW GOLD BEARING TRENDS OUTSIDE OF THE FAYOLLE DEPOSIT

Aurizon (TSX:ARZ; AMEX:AZK) (“Aurizon” or “the Company”) is pleased to announce a new series of drill results from the exploration program on the Fayolle project located 20 kilometres north-east of Rouyn-Noranda, Québec and 10 kilometres north of Aurizon's Joanna project.

This exploration drilling program was performed at the same time as the drilling on the Fayolle deposit. Since May 2010, Aurizon has invested $5 million on these two drilling programs under the joint venture agreement announced on May 18, 2010 with Typhoon Exploration Inc (“Typhoon”).  The Fayolle property is 100% owned by Typhoon and Aurizon can earn a 50% interest, subject to an underlying 2% net smelter royalty, by incurring expenditures of $10 million, and subscribing for $2 million in common shares of Typhoon, over four years.  Aurizon can earn an additional 15% interest for a total interest of 65% by either delivering a feasibility study or spending an additional $15 million on the project.

To date, 18,832 metres distributed in 44 holes have been drilled along the 2.5 kilometre stretch of the Manneville Break that passes through the property.  The objective of the program is to systematically cover favourable structures inside a 500 metre wide corridor extending up to 2 kilometres eastward. A drilling approach using widely spaced drilling, with holes 150 metres apart, following the different orientation of mineralization found at Fayolle was applied.

Drill results and associated geological interpretations have been received for holes FAX-10-01 to FAX-10-05 and FAX-11-01 to FAX-11-37.

“We are pleased that this first phase of drilling has identified a mineralized system, corresponding to a Fayolle deposit target size, in roughly 25% of the holes, from wide spaced drilling.  The drill holes with highest grades or metal factors defined new targets, 400 metres wide, which will be used for prioritizing future drilling.” said Martin Demers P.Geo., Exploration Manager.

The best result received in terms of grade is from the hole FAX-11-15 which returned 1,480 grams per tonne of gold over 1 metre.  This intersection is located 1 kilometre east, south east of the Fayolle deposit.  In addition, hole FAX-11-34 returned 1.3 grams per tonne over 36 metres including 29.9 grams per tonne over 1 metre and hole FAX-11-04B returned 2.7 grams per tonne of gold over 8 metres located approximately 600 metres south of the Fayolle deposit.  Selected drill results with a metal factor above 5 (gram x thickness) are reported in a table at the end of this news release.  Indicated lengths are distance along the drill core.

News Release – August 9, 2011 Aurizon Reports Discovery of New Gold Bearing Trends Outside of the Fayolle Deposit	Page | 2

Vang Trend:

The intersection from hole FAX-11-15 is related to a quartz vein with visible gold inside an east, west trending gabbro intrusion.  This gabbro extends for 1 kilometre and is associated with a polymetallic signature.  All other intersections are mainly associated with altered dykes of intermediate composition, found in three west, north-west – east, south-east  trending corridors.  A few percent of finely disseminated pyrite are usually associated with the gold mineralization.

Fayolle Extension:

The Fayolle extension is actually the most northern gold bearing trend. It is related to major hematite altered dykes trending west-north-west in contact with basalt layers and cross cut by east-west trending mafic intrusions.  This corridor is located directly in the extension of the Fayolle deposit with intersections from holes FAX-11-06 and FAX-11-26.  Mineralization is concentrated mainly in dykes associated with finely disseminated pyrite.

Paré trend:

This structure is located immediately south of the Fayolle deposit and shares similarities such as dismembered intermediate dykes interlayered with strongly deformed and carbonated komatiite flows associated with minor sediments and gabbro intrusion.  General orientation of main units remains east-west but cross faults are suspected.  Mineralization as described in intersections from holes FAX-11-04B and FAX-11-28 and FAX-11-33 and is mainly associated with disseminated pyrite in altered intermediate dykes brecciated by hematite veinlets.

Vang Extension:

Vang Extension is the southern gold trend. It marks the contact with a regional sedimentary layer to the south and altered intermediate dyke and brecciated komatiite complex similar to the Fayolle deposit. As for the deposit, the general orientation of the Vang Extension trend (geology and mineralization) has a strong west, north-west, east-south-east component.  Cross cutting structures with a north-south to north, north-east, south, south-west orientation could have a strong impact on the location of gold mineralization.  The results from holes FAX-10-05, FAX-11-01, FAX-11-05 and FAX-11-34 come from strongly brecciated komatiite and altered intermediate dykes.  This context is very similar to the Fayolle deposit.

News Release – August 9, 2011 Aurizon Reports Discovery of New Gold Bearing Trends Outside of the Fayolle Deposit	Page | 3

Exploration campaign results for metal factor >5 (grade X thickness)
Hole	Easting	Northing	Azimut	Dip	Total	From	To	Length	Grade
	(m)	(m)			length	(m)	(m)	(m)	(g/t Au)
FAX-10-05	662047	5366642	243°	-48°	399	192.3	193.0	0.7	10.2
						199.0	264.0	65.0	0.3
FAX-11-01	662047	5366642	200°	-47°	351	105.0	118.0	13.0	0.6
FAX-11-04B	662654	5366569	258°	-50°	303	79.0	86.0	7.0	1.0
						94.0	104.0	10.0	1.1

					including	100.0	103.0	3.0	2.4
						192.0	200.0	8.0	2.7
					including	196.0	198.0	2.0	7.3
FAX-11-05	662654	5366569	205°	-51°	492	75.0	82.0	7.0	0.6
						413.0	419.0	6.0	1.5
FAX-11-06	662902	5366997	201°	-45°	290	46.0	49.0	3.0	4.9
FAX-11-14	663299	5366888	245°	-53°	357	278.0	294.0	16.0	0.3
FAX-11-15	663194	5366673	271°	-49°	366	51.0	52.0	1.0	1480.0
FAX-11-26	664672	5366913	205°	-50°	342	247.0	252.0	5.0	1.4
FAX-11-28	662991	5366727	205°	-50°	801	414.0	423.0	9.0	2.0
					including	421.0	423.0	2.0	4.7
FAX-11-33	662864	5366473	245°	-50°	379	82.0	87.0	5.0	1.1
FAX-11-34	661983	5366689	205°	-65°	456	270.0	306.0	36.0	1.3
					including	298.0	299.0	1.0	29.9

Holes: FAX-10-01,02, 03 and FAX-11- 02, 07, 08, 10, 11, 12, 13, 16, 17, 18 ,19, 20, 21, 23, 24, 25, 27, 29, 30, 32, 36, 37 all returned mineralized intersections corresponding to metal factor <5.

Quality Control and Qualified Person

All drill core is oriented using Fordia’s “Corientr” tool to measure the geological structures of the drill core.  Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finish. Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control.  Primary assaying is performed by ALS Chemex of Val d'Or.  The rejects for all samples returning >10 g/t Au are totally pulverized and re-assayed.

Information of a scientific or technical nature included in this release has been prepared under the supervision of Martin Demers, P. Geo., Exploration Manager of Aurizon and Qualified Person under NI 43-101.

Additional Information

The attached sketch shows the geological context of the Fayolle property with the position of drill holes.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

News Release – August 9, 2011 Aurizon Reports Discovery of New Gold Bearing Trends Outside of the Fayolle Deposit	Page | 4

FOR MORE INFORMATION CONTACT:
or
Aurizon Mines Ltd.	Renmark Financial Communications Inc.
President & CEO: David P. Hall	1050 – 3400 De Maisonneuve Blvd West
Vice President, Operations: Martin Bergeron	Montreal, QC H3Z 3B8
Investor Relations: Jennifer.north@aurizon.com Telephone: 604-687-6600 Toll Free: 1-800-411-GOLD (4653) Email: info@aurizon.comWebsite: www.aurizon.com	Barry Mire: bmire@renmarkfinancial.com Matthew Planche: mplanche@renmarkfinancial.com: Media: Guy Hurd: ghurd@renmarkfinancial.com Tel: (514) 939-3989 Fax: (514) 939-3717

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Specifically, this news release contains forward-looking information with respect to future exploration work on the Fayolle property. Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, that the current price of and demand for gold will be sustained or will improve. However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.